Filed by Cloudera, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Hortonworks, Inc.
Commission File No: 001-36780
This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Cloudera, Hortonworks and Merger Sub. The following is the transcript of a television interview of Mick Hollison, Chief Marketing Officer of Cloudera, with Tim Stenovec and Nora Ali for Cheddar on October 9, 2018.

CHEDDAR
9 OCTOBER 2018
CHEDDAR INTERVIEW WITH MICK HOLLISON
INTERVIEWER: TIM STENOVEC & NORA ALI
TIM STENOVEC:
Mick, it's great to have you here. Thanks for joining us on Cheddar.
MICK HOLLISON:
Absolutely.
TIM STENOVEC:
Why do Cloudera and Hortonworks make sense together?
MICK HOLLISON:
Absolutely. It's definitely a better together story, Tim.
So first and foremost, it enables us to create a category king or category leader in the next generation data platform space you were referring to.
The second –– perhaps most important part of this –– is it'll fuel innovation. We have spent a lot of time on the Cloudera side investing in machine learning and AI, and on the other side, Hortonworks has spent a great deal of time investing at the edge, and in IoT. So together we bring forward a really great story.
Third, it helps us build a better platform that gives security and governance regardless of what cloud you are in. Last but not least, we're going to be the only data provider out there that I'm aware of that supports four major public cloud providers. So that's Microsoft, Amazon, Google, and now IBM as well.
And last, but certainly not least, it creates some financial synergies as well.

NORA ALI:
So this merger is set to create the world's leading generation of data platform provider, spanning multi-cloud, on-premises, and the edge. To the layperson, what does all that mean?
MICK HOLLISON:
Yeah, absolutely. So, I'll frame it in the form of an example. So we've got a very large customer that is an insurance provider, an automotive insurance provider. They're placing sensors inside their vehicles to monitor driver behaviors and offer pay as you go insurance that adjusts the rates in real time based on driver behaviors. That's really how all this stuff comes together.
So all of those technologies that are in the vehicle are thought of as the edge. The artificial intelligence piece on the other end that would guide the rates, and rate structures, is AI, on that end. So edge to AI.
TIM STENOVEC:
Mick, take us through where consumers, look, investors certainly understand the deal, and investors certainly understand these two companies. But take us through where consumers would actually interact with these two companies previously, and how that will change after the merger if it is approved, and if it goes through.
MICK HOLLISON:
Yeah, absolutely. Consumers interact with both of our companies every day, independent of whether they're aware of it or not. So, the fraud protection that is in the major credit card providers of all of the major credit card companies out there ––
TIM STENOVEC:
–– Which is serious AI and machine learning to understand, spending habits of individuals ––
MICK HOLLISON:
–– Absolutely. All of that is driven by either Cloudera's customers or Hortonworks’ customers collectively. So for the most part, you know, any consumer feels that type of an impact. We're also behind a lot of other consumer grade technologies, and smart phones, and the like-- where that data is being sent back for processing in the cloud and then the answer is coming back out to somebody. We're largely black labeled in that instance so you wouldn't know it was us, but we're there.
NORA ALI:
Give us a sense of the scale or the additional reach that you're getting with this merger to put you ahead of competition in the space?
MICK HOLLISON:
Yeah, absolutely. It definitely creates some additional scale for the company. We now will have collectively 2,500 customers between us. Over 120 of those are more than a million dollars a year of annual recurring revenue for us, but very few of those overlap, meaning for all of the Cloudera customers, we can sell them some of that edge and IoT goodness I just talked about. And for all the Hortonworks customers we can sell them some of that machine learning and AI capability that I also spoke about.
TIM STENOVEC:
Well, in that vein, when you talk synergies, oftentimes I think investors think about the way that the company can save money.
MICK HOLLISON:
Sure.
TIM STENOVEC:
When you hear the term synergies, what synergies can customers and future customers expect to see, or changes can they expect to see if this merger is approved?
MICK HOLLISON:
Sure, well, I'll hit the financial one for your financial viewers first. So we are expecting about $125 million dollars a year of annual, recurring synergies or cost savings as we pull that together.
TIM STENOVEC:
Where is that money being saved? Is that employees?
MICK HOLLISON:
It will be in a combination of different things and we are very early in the process. We haven’t made all of those decisions yet. But we are very confident in being able to hit that kind of a financial target. From a customer perspective, this is going to mean we're going to be able to go much faster on both the edge and the AI side. The platform elements in the middle are very common.
In fact, about 70% of our code between the two companies is already shared. So one of the unique things about this merger is because that core open source platform in the middle is shared, many of our engineers already work and collaborate together even though they've been at two different competing companies. So when we pull them together we're going to be able to go that must faster.
NORA ALI:

You mentioned the vehicle space as an example. In what industry, aside from that, do you see the most opportunity when it comes to cloud platforms and leveraging machine learning in this space?
MICK HOLLISON:
Yeah, absolutely. Well, we're sitting in the middle of a great example, and the New York Stock Exchange is actually a very good customer of Cloudera's. But the financial services sector is particularly strong for both companies, largely because they require the kind of security and governance that is inherent to our platform. So we're all reading a lot about security and governance of big data these days. We allow you to have that regardless of where the data resides. So whether you have it on your premises, in a data center, or you have it in a public cloud, one security and governance model for all of your data.
NORA ALI:
Where does machine learning, or AI come into play for financial services from your perspective?
MICK HOLLISON:
Yeah, absolutely. It comes in a number of different places but it could be in things as simple as risk simulation, is a great example of a use case for us in the financial services sector, as is, I mentioned, fraud protection earlier, but think of it at scale in public markets and the like. So we're behind a lot of machine learning and AI use cases in Finserv.
TIM STENOVEC:
Mick, Thomas Reilly, the CEO of Cloudera told CNBC's Jim Cramer on Friday, that "A lot of the excitement about this merger is people expect us to be the next Oracle." Is there any sort of issue there given that one of the OEMS that you work with is Oracle and that you could be, after this merger, competing with some of the businesses and companies that you have partnerships with now?
MICK HOLLISON:
Sure. Totally fair question and, look, like any company that's big and successful we've got a fair amount of coopetition. So Oracle is one of our strongest partners and they bring great Cloudera products to the marketplace for us. At the same time, we're going to compete for more and more workloads, particularly in the data warehousing space where we've made some recent announcements around our cloud offerings there. So we will be both, we will be frienemies I guess you could say.
TIM STENOVEC:
Frienemies, one of my favorite terms.
NORA ALI:
Yes.
TIM STENOVEC:
Mick Hollison, CMO of Cloudera. Thanks so much for joining us on cheddar. Really appreciate it.
MICK HOLLISON:
THANK YOU VERY MUCH.
* * *END OF TRANSCRIPT* * *

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.